September 4, 2006
BY EDGAR
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 of Metso Corporation (File No. 001-14400)

     On behalf of our client, Metso Corporation (the “Company”), this is to acknowledge the receipt of the comments of the Staff (the “Staff”) of the Securities and Exchange Commission that were contained in the Staff’s letter to Mr. Jorma Eloranta of the Company dated August 22, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. The Company is currently in the process of collecting and verifying information relevant to their response to the Comment Letter. We believe that this process should be completed in the course of this week and expect to respond to the Comment Letter no later than September 15, 2006. Should there be any change in this expected schedule we will inform you accordingly.
     Please do not hesitate to contact the undersigned at +358 9 228 641 should you wish to discuss the above.
   /s/ Petri Haussila
Petri Haussila
cc:    Angela Crane, U.S. Securities and Exchange Commission
         Pradip Bhaumik, U.S. Securities and Exchange Commission